VIA EDGAR

April 25, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Lauren Nguyen Nudrat Salik
Li Xiao

Re:	Alps Global Holding Pubco
Amendment No. 2 to Registration Statement on Form F-4 Filed April 18, 2025
File No. 333-284035

Ladies and Gentlemen:

On behalf of Alps Global Holding Pubco (the “Company,” “we,” “our,” or “us”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 23, 2025 (the “Comment Letter”) with respect to the Amendment No. 2 to the Registration Statement on Form F-4 filed with the Commission on April 18, 2025 (the “Amendment No. 2”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 2.

The Company has revised the Amendment No. 2 in response to the Staff’s comments and is concurrently submitting the Amendment No. 3 to the Registration Statement on Form F-4 (the “Amendment No. 3”) with this letter, which reflects these revisions and updates and clarifies certain other information.

Amendment No. 2 to Form F-4 filed April 18, 2025

Financial Statements of Alp Life Sciences Inc., page 296

1.	We note your response to prior comment 4. Please address your consideration of Item 8.A.4 of Form 20-F in determining when the audited annual financial statements should be updated. Specifically this guidance states that the audited financial statements shall be as of a date not older than 12 months in the case of the company’s initial public offering. In addition Instruction 2 to this item further states that the additional requirement that financial statements be no older than 12 months at the date of filing applies only in those limited cases where a nonpublic company is registering its initial public offering of securities. A company may comply with only the 15-month requirement in this item if the company is able to represent that it is not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. This representation should be filed as an exhibit to the registration statement.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company is not required to comply with the requirement provided in Item 8.A.4 of the Form 20-F in any other jurisdiction outside the United States and that complying with the requirement is impracticable or involves undue hardship. We have included with Amendment No. 3 a request for waiver filed as Exhibit 99.8.

General

2.	We note your response to prior comment 2. Please provide a description of the final fairness opinion and explain whether there are material differences between the draft and final fairness opinions. We note your disclosure on page 130.

Response: In response to the Staff’s comment, we have filed the final fairness opinion as Annex I to Amendment No.3. There are no differences between the draft and the final fairness opinions.

Very truly yours,

/s/ Say Leong Lim
Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors of Globalink Investment Inc.

Very truly yours,

/s/ Tham Seng Kong
Tham Seng Kong
Chief Executive Officer of Alps Global Holding Pubco